July 19, 2019

Lawrence Hannon
President and Chief Executive Officer
ProSight Global, Inc.
412 Mt. Kemble Avenue
Suite 300
Morristown, NJ 07960

       Re: ProSight Global, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 16, 2019
           File No. 333-232440

Dear Mr. Hannon:

        We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Summary Consolidated Financial Data, page 20

1. We note that the earnings per share information presented on page 21 and elsewhere in your filing is based on the 6.0 million shares actually outstanding as reflected in the historical financial statements of your predecessor instead of the 38.9 million shares to be issued to existing shareholders in your reorganization. Please tell us how this per share and other per share or share information presented on a pre-reorganization basis provides investors with meaningful information when it is inconsistent with your capital structure going forward as presented in capitalization on page 55. In your response, tell us your consideration for providing pro forma share and per share information throughout your filing that is consistent with your post-reorganization capital structure.
 Lawrence Hannon
ProSight Global, Inc.
July 19, 2019
Page 2

       You may contact Sasha Parikh at 202-551-3627 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameLawrence Hannon
                                                          Division of
Corporation Finance
Comapany NameProSight Global, Inc.
                                                          Office of Healthcare
& Insurance
July 19, 2019 Page 2
cc:       C. Andrew Gerlach - Sullivan & Cromwell LLP
FirstName LastName